SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. - Petrobras and Subsidiaries

Consolidated Financial Statements
June 30, 2009 and 2008
with Review Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Review report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras and subsidiaries as of June 30, 2009, and the related condensed consolidated statements of operations, cash flows and changes in shareholders’ equity for the six-month periods ended June 30, 2009 and 2008. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil

September 09, 2009

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
June 30, 2009 and December 31, 2008
Expressed in Millions of United States Dollars

	June 30, 2009	December 31, 2008

Assets	(unaudited)	(Note 1)

Current assets
Cash and cash equivalents (Note 5)	4,870	6,499
Marketable securities (Note 6)	105	124
Accounts receivable, net	7,732	6,613
Inventories (Note 7)	9,152	7,990
Deferred income taxes (Note 4)	534	500
Recoverable taxes (Note 8)	4,016	3,281
Advances to suppliers	885	626
Other current assets	1,390	1,125

	28,684	26,758

Property, plant and equipment, net	110,076	84,719

Investments in non-consolidated companies and other investments	4,031	3,198

Non-current assets
Accounts receivable, net	1,307	923
Advances to suppliers	3,285	2,471
Petroleum and alcohol account - receivable
from Federal Government (Note 9)	418	346
Marketable securities (Note 6)	2,297	1,738
Restricted deposits for legal proceedings and guarantees (Note 16 (a))	939	798
Recoverable taxes (Note 8)	4,132	3,095
Goodwill	129	118
Prepaid expenses	551	513
Other assets	1,594	1,018

	14,652	11,020

Total assets	157,443	125,695

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
June 30, 2009 and December 31, 2008
Expressed in Millions of United States Dollars (except number of shares)

	June 30, 2009	December 31, 2008

Liabilities and shareholders’ equity	(unaudited)	(Note 1)

Current liabilities
Trade accounts payable	7,784	7,763
Short-term debt (Note 10)	2,182	2,399
Current portion of long-term debt (Note 10)	1,809	1,531
Current portion of project financings (Note 12)	1,828	1,780
Current portion of capital lease obligations (Note 13)	249	251
Income taxes payable	1,708	705
Taxes payable, other than income taxes	3,837	2,900
Payroll and related charges	1,505	1,398
Dividends and interest on capital payable (Note 15)	3,086	3,652
Employees’ postretirement benefits obligation – Pension and Health Care (Note 14 (a))	563	492
Other payables and accruals	2,883	1,885

	27,434	24,756

Long-term liabilities
Long-term debt (Note 10)	23,017	16,031
Project financings (Note 12)	5,292	5,015
Capital lease obligations (Note 13)	262	344
Employees’ postretirement benefits obligation – Pension and Health Care (Note 14 (a))	7,228	5,787
Deferred income taxes (Note 4)	8,258	7,080
Provision for abandonment	3,413	2,825
Contingencies (Note 16 (a))	413	356
Other liabilities	1,166	933

	49,049	38,371

Shareholders’ equity
Shares authorized and issued (Note 15)
Preferred share - 2009 and 2008 - 3,700,729,396 shares	15,106	15,106
Common share - 2009 and 2008 - 5,073,347,344 shares	21,088	21,088
Additional paid in capital	(289)	-
Capital reserve - fiscal incentive	264	221
Retained earnings
Appropriated	32,735	15,597
Unappropriated	13,538	25,889
Accumulated other comprehensive income
Cumulative translation adjustments	(3,327)	(15,846)
Postretirement benefit reserves adjustments net of tax (US$24 and US$19 for
June 30, 2009 and December 31, 2008, respectively) - Pension cost and Health
Care (Note 14 (a))	44	37
Unrealized losses on available-for-sale securities, net of tax	4	(144)
Unrecognized loss on cash flow hedge, net of tax	(17)	(39)

Petrobras’ Shareholders’ Equity	79,146	61,909

Noncontrolling interest	1,814	659

Total Equity	80,960	62,568

Total liabilities and shareholders’ equity	157,443	125,695

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
June 30, 2009 and 2008
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Six-month periods
	ended June 30,

	2009	2008

Sales of products and services	49,900	74,291
Less:
Value-added and other taxes on sales and services	(9,043)	(12,493)
Contribution of intervention in the economic domain charge - CIDE	(1,063)	(1,961)

Net operating revenues	39,794	59,837

Cost of sales	(20,882)	(35,095)
Depreciation, depletion and amortization	(2,891)	(2,981)
Exploration, including exploratory dry holes	(798)	(743)
Selling, general and administrative expenses	(3,125)	(3,507)
Research and development expenses	(322)	(466)
Employee benefit expense for non-active participants	(324)	(427)
Other operating expenses	(636)	(1,112)

Total costs and expenses	(28,978)	(44,331)

Operating income	10,816	15,506

Equity in results of non-consolidated companies	215	334
Financial income (Note 11)	822	958
Financial expenses (Note 11)	(482)	(454)
Monetary and exchange variation (Note 11)	(900)	(695)
Other taxes	(148)	(175)
Other expenses, net (Note 19 (d))	(77)	94

	(570)	62

Income before income taxes	10,246	15,568

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)
June 30, 2009 and 2008
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Six-month periods ended
		June 30,

	2009	2008

Income taxes expense (Note 4)
Current	(2,789)	(4,085)
Deferred	291	(680)

	(2,498)	(4,765)

Net income for the period	7,748	10,803

Less: Net income attributable to the noncontrolling interest	(1,121)	(87)

Net income attributable to Petrobras	6,627	10,716

Net income applicable to each Petrobras class of shares
Common	3,832	6,196
Preferred	2,795	4,520

	6,627	10,716

Basic and diluted earnings per: (Note 15)
Common and Preferred share	0.76	1.22
Common and Preferred ADS	1.52	2.44

Weighted average number of shares outstanding
Common	5,073,347,344	5,073,347,344
Preferred	3,700,729,396	3,700,729,396

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
June 30, 2009 and 2008
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month periods ended
		June 30,

	2009	2008

Cash flows from operating activities
Net income for the period	7,748	10,803

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	2,891	2,981
Dry hole costs	329	423
Equity in the results of non-consolidated companies	(215)	(334)
Foreign exchange (gain)/loss	155	735
Deferred income taxes	(291)	680
Other	233	231

Working capital adjustments
Decrease (increase) in accounts receivable, net	(757)	(2,521)
Decrease (increase) in inventories	(207)	(3,193)
Increase (decrease) in trade accounts payable	(53)	1,295
Increase in taxes payable	824	1,225
Increase in advances to suppliers	(589)	(516)
Increase in recoverable taxes	(462)	(202)
Increase (decrease) in other working capital adjustments	165	619

Net cash provided by operating activities	9,771	12,226

Cash flows from investing activities
Additions to property, plant and equipment	(14,271)	(12,164)
Marketable securities and other investments activities	(592)	498

Net cash used in investing activities	(14,863)	(11,666)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(231)	(118)
Proceeds from issuance and draw-down of long-term debt	7,037	3,040
Principal payments of long-term debt	(1,122)	(1,267)
Proceeds from project financings	763	1,711
Payments of project financings	(892)	(1,228)
Payments of capital lease obligations	(108)	(127)
Dividends and interest on shareholders’ equity paid to shareholders	(2,787)	(3,977)

Net cash provided by (used in) financing activities	2,660	(1,966)

Increase (decrease) in cash and cash equivalents	(2,432)	(1,406)
Effect of exchange rate changes on cash and cash equivalents	803	1,067
Cash and cash equivalents at beginning of period	6,499	6,987

Cash and cash equivalents at end of period	4,870	6,648

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
June 30, 2009 and 2008
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month periods ended
		June 30,

	2009	2008

Supplemental cash flow information:
Cash paid during the period for
Interest, net of amount capitalized	641	645
Income taxes	3,884	3,125

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
June 30, 2009 and 2008
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month periods
	ended June 30,

	2009	2008

Preferred shares
Balance at January 1,	15,106	8,620
Capital increase from capital reserve - fiscal incentive	-	251
Capital increase from undistributed earnings reserve	-	6,235

Balance at June 30,	15,106	15,106

Common shares
Balance at January 1,	21,088	12,196
Capital increase from capital reserve - fiscal incentive	-	345
Capital increase from undistributed earnings reserve	-	8,547

Balance at June 30,	21,088	21,088

Additional paid in capital
Balance at January 1,	-	-
Change in the period	(289)	-

Balance at June 30,	(289)	-

Capital reserve - fiscal incentive
Balance at January 1,	221	877
Capital increase	-	(596)
Transfer from unappropriated retained earnings	43	43

Balance at June 30,	264	324

Cumulative translation adjustments
Balance at January 1,	(15,846)	4,155
Change in the period	12,519	8,094

Balance at June 30,	(3,327)	12,249

Postretirement benefit reserves adjustments, net of tax - Pension Cost and Health Care
Balance at January 1,	37	(2,472)
Change in the period	11	(417)
Tax effect on above	(4)	142

Balance at June 30,	44	(2,747)

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Continued)
June 30, 2009 and 2008
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month periods ended
		June 30,

	2009	2008

Unrecognized gains on available-for-sale securities, net of tax
Balance at January 1	(144)	331
Unrealized gains (losses)	224	(365)
Tax effect on above	(76)	124

Balance at June 30,	4	90

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1	(39)	(9)
Change in the period	22	(5)

Balance at June 30,	(17)	(14)

Appropriated retained earnings
Legal reserve
Balance at January 1	3,257	4,297
Change in the period	1,578	484

Balance at June 30,	4,835	4,781

Undistributed earnings reserve
Balance at January 1	12,123	30,280
Capital increase	-	(14,782)
Other change in the period	15,315	2,300

Balance at June 30,	27,438	17,798

Statutory reserve
Balance at January 1	217	286
Change in the period	245	32

Balance at June 30,	462	318

Total appropriated retained earnings	32,735	22,897

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Continued)
June 30, 2009 and 2008
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month periods ended
		June 30,

	2009	2008

Unappropriated retained earnings
Balance at January 1	25,889	6,618
Net income attributable to Petrobras	6,627	10,716
Dividends and interest on shareholders’ equity paid	(1,797)	(501)
Appropriation (to) fiscal incentive reserves	(43)	(43)
Appropriation (to) reserves	(17,138)	(2,816)

Balance at June 30,	13,538	13,974

Petrobras’ shareholders' equity	79,146	82,967

Noncontrolling interest
Balance at January 1	659	2,332
Net income for the period	1,121	87
Dividends and interest on shareholders’ equity paid	(51)	(313)
Other changes in the period	85	187

Balance at June 30,	1,814	2,293

Total equity	80,960	85,260

Comprehensive income is comprised as follows:
Net income for the period	7,748	10,803
Cumulative translation adjustments	12,519	8,094
Postretirement benefit reserves adjustments, net of tax - pension and health care cost	7	(275)
Unrealized gain (loss) on available-for-sale securities	148	(241)
Unrecognized gain (loss) on cash flow hedge	22	(5)

Comprehensive income	20,444	18,376
Less: Net comprehensive income atributable to noncontrolling interest	(1,206)	(274)
Comprehensive income attributable to Petrobras	19,238	18,102

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)
(unaudited)

1. Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and the notes thereto.

The balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of June 30, 2009 and for the six-month periods ended June 30, 2009 and 2008, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2009.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto. Management reviews its estimates periodically, including those related to oil and gas reserves, pension and health care liabilities, depreciation, depletion and amortization, abandonment costs, contingencies and income taxes. While the Company uses its best estimates and judgements, actual results could differ from those estimates as further confirming events occur.

Certain prior years amounts have been reclassified to conform to current year presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company’s net income.

1. Basis of Financial Statements Preparation (Continued)

Events subsequent to June 30, 2009, were evaluated until the time of the Form 6-K filing with the Securities and Exchange Commission on September 09, 2009. Refer to Note 2 (d) for discussion of FASB Statement No. 165, Subsequent Events.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2. Recently Adopted Accounting Standards

a) FASB Statement No. 157, Fair value measurements (“SFAS 157”)

Effective January 1, 2009, the Company implemented SFAS No. 157, “Fair Value Measurements” for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually). There was no impact to the Company’s consolidated financial statements from the implementation of SFAS No. 157 for nonfinancial assets and liabilities.

2. Recently Adopted Accounting Standards (Continued)

b) FASB Statement No. 141 (revised 2007), Business Combinations (“SFAS 141-R”)

In December 2007, the FASB issued SFAS 141-R, which was subsequently amended by FASB Staff Position (FSP) FAS 141 (R)-1 in April 2009. SFAS 141-R apllies prospectively to all business combinations ocurring on or after January, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense. SFAS 141-R also includes a substantial number of new disclosures requirements.

c) FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”)

In December 2007, the FASB issued SFAS 160, which establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 was implemented on January 1, 2009. As a result of the implementation, the Company reclassified on June 30, 2009, noncontrolling interest (minority interest) of US$1,814 as equity in the consolidated financial statements, and net income of US$1,121 attributable to the noncontrolling interest was included in consolidated net income on the face of the income statement.

2. Recently Adopted Accounting Standards (Continued)

d) FASB Statement No. 165, Subsequent Events (“SFAS 165”)

Effective April 1, 2009, the Company adopted SFAS 165, “Subsequent Events.” This Statement establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This Statement did not change significantly the current practice previously provided in auditing literature, except for introducing the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This Statement is not expected to result in any significant changes in the subsequent events reported by the Company. Refer to Note 1 for the SFAS 165 related disclosure for the quarter ended June 30, 2009.

3. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings.

The Company maintains a corporate risk management policy that is executed under the direction of the Company’s executive officers. In 2004, the Executive Committee of Petrobras set up the Risk Management Committee composed of executive managers from all the business departments and from a number of corporate departments. This committee, as well as having the objective of assuring integrated management of exposures to risks and formalizing the main guidelines for the Company’s operation, aims at concentrating information and discussing actions for risk management, facilitating communication with the executive offices and the board of directors in aspects related to best corporate governance practices.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the Company may attain its strategic goals.

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

(a) Commodity price risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The Company does not use derivatives contracts for speculative purposes.

The Company does not usually use derivatives to manage overall commodity price risk exposure, taking into consideration that the Company’s business plan uses conservative price assumptions associated to the fact that, under normal market conditions, price fluctuations of commodities do not represent a substantial risk to achieving strategic objectives.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(a) Commodity price risk management (Continued)

The decision to enter into hedging or non-hedging derivatives is reviewed periodically and recommended, or not, to the Risk Management Committee. If entering into derivative is indicated, in scenarios with a significant probability of adverse events, and such decision is approved by the Board of Directors, the derivative transactions should be carried out with the aim of protecting the Company’s solvency, liquidity and execution of the corporate investment plan, considering an integrated analysis of all the Company’s risk exposures.

Outstanding derivatives contracts were entered into in order to mitigate price risk exposures from specific transactions, in which positive or negative results in the derivative transactions are totally or partially offset by the opposite result in the physical positions. The transactions covered by commodity derivatives are: certain cargoes traded from import and export operations and transactions between different geographical markets.

As a result of the Company currently price risk management, the derivatives are contracted as short term operations, to mitigate the price risk of specific forecasted transactions. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur.

The main parameters used in risk management for variations of Petrobras’ oil and oil product prices are the cash flow at risk (CFAR) for medium-term assessments, Value at Risk (VAR) for short-term assessments, and Stop Loss. Corporate limits are defined for VAR and Stop Loss.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(a) Commodity price risk management (Continued)

The hedges settled during the period from January to June 2009 corresponded to approximately 13.1% of the traded volume of imports and exports to and from Brazil plus the total volume of the products traded abroad.

The main counterparts of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), IntercontinentalExhange (ICE), BP North America Chicago, Morgan Stanley and Shell (STASCO).

The commodity derivatives contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of June 30, 2009, the Company had the following outstanding commodity derivative contracts that were entered into:

Notional amount in thousands of bbl* as
Commodity Contracts	of
Maturity 2009	June 30, 2009

Futures and Forwards
contracts	7,470

Options contracts	4,600

   * A negative notional value represents a sale position.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(a) Commodity price risk management (Continued)

At June 30, 2009, the portfolio for commercial operations carried out abroad, as well as the derivatives for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$15.

(b) Foreign currency risk management

Exchange risk is one of the financial risks that the Company is exposed to and it originates from changes in the levels or volatility of the exchange rate. With respect to the management of these risks, the Company seeks to identify and handle them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the derivative.

Taking advantage of operating in an integrated manner in the energy segment, the Company seeks, primarily, to identify or create “natural risk mitigation”, benefiting from the correlation between its income and expenses. In the specific case of exchange variation inherent to the contracts with the cost and remuneration involved in different currencies, this natural risk mitigation is carried out through allocating the cash investments between the real and the US dollar or another currency.

The management of risks is done for the net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain Company’s obligations.

The Company entered into an over the counter contract, not designated as hedge accounting, for covering the trading margins inherent to exports (aviation segment) for foreign clients. The objective of the operation, contracted contemporaneously with the definition of the cost of the products exported, is to lock the trading margins agreed with the foreign clients. Internal policy limits the volume of derivative contracts to the volume of products exported.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Foreign currency risk management (Continued)

The over the counter contract is reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of June 30, 2009, the Company had the following foreign currency derivative contracts, not designated as hedging accounting, that were entered into:

Notional
Foreign Currency	Amount
Maturing in 2009	US$ million

Sell USD / Pay BRL	66

At June 30, 2009, the forward derivative contract presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$1.

During the second quarter, REFAP, the Company´s subsidiary, entered into a swap in order to mitigate its exposure in a debt denominated in US dollars. The swap exchanges US dollar for the interbank deposit certificate rate (CDI). CDI is the average rate for interbank deposits made during the day in Brazil.

As of June 30, 2009, the Company had the following swap, which was entered into:

Swaps		Notional Amount
Maturing in 2009%		(Million)

Fixed to fixed
Average Pay Rate (BRL)	CDI	BRL$254
Average Receive Rate (USD)	Cupom Cambial	US$116

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(b) Foreign currency risk management (Continued)

Cash flow hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

The Company has elected to designate its cross currency swap as cash flow hedges. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is reported in accumulated other comprehensive income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedged items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flows of the bonds issued in Yens.

In the period in question operations were contracted in the amount of US$139. The volume of hedge executed for the exports occurring between January and June 2009 represented 67.5% of the total exported by the Company. The settlements of the operations that matured between January 1 and June 30, 2009 generated a positive result for the Company of US$6.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Foreign currency risk management (Continued)

Cash flow hedge (Continued)

As of June 30, 2009, the Company had the following cross currency swap, which was entered into:

Cross Currency Swaps		Notional Amount
Maturing in 2016%		(Million)

Fixed to fixed
Average Pay Rate (USD)	5.69	US$298
Average Receive Rate
(JPY)	2.15	JPY$35,000

At June 30, 2009, the cross currency swap presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$23.

(c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(d) Tabular presentation of the location and amounts of derivative fair values

The effect of derivative instruments on the statement of financial position for the six-month period ended June 30, 2009.

In millions of dollars	Asset Derivatives		Liability Derivatives

As of June 30,	2009		2009

	Balance Sheet
	Location	Fair Value	Balance Sheet Location	Fair Value

Derivatives designated as hedging
instruments under SFAS 133
Foreign exchange contracts	Other current assets	46		-

Total		46		-

Derivatives not designated as hedging
instruments under SFAS 133
Foreign exchange contracts	Other current assets	4	Other payables and accruals	16
Commodity contracts	Other current assets	49	Other payables and accruals	59

Total		53		75

Total Derivatives		99		75

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(d) Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the year ended December 31, 2008.

In millions of dollars	Asset Derivatives		Liability Derivatives

As of December 31,	2008		2008

	Balance Sheet
	Location	Fair Value	Balance Sheet Location	Fair Value

Derivatives designated as hedging
instruments under SFAS 133
Foreign exchange contracts	Other current assets	47		-

Total		47		-

Derivatives not designated as
hedging instruments under
SFAS 133
Foreign exchange contracts	Other current assets	-	Other payables and accruals	2
Commodity contracts	Other current assets	69	Other payables and accruals	7

Total		69		9

Total Derivatives		116		9

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(d) Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the six-month period ended June 30, 2009.

Amount of Gain or
			Amount of Gain or	(Loss) Recognized in
	Amount of Gain or	Location of Gain or	(Loss) Reclassified	income on derivative
Derivatives in	(Loss) Recognized in	(Loss) reclassified	from Accumulated	(Inefective Portion and
SFAS 133 - Cash	OCI on Derivative	from Accumulated	OCI into Income	Amount Excluded from
Flow Hedging	(Effective Portion)	OCI into Income	(Effective Portion)	Effectiveness Testing)

Relationship	June 30, 2009	(Effective portion)	June 30, 2009	June 30, 2009

Foreign exchange
contracts	(6)	Financial Expenses	28	-

	(6)		28	-

The effect of derivative instruments on the statement of financial position for the six-month period ended June 30, 2008.

Amount of Gain or (Loss)
			Amount of Gain or	Recognized in income on
	Amount of Gain or	Location of Gain or	(Loss) Reclassified	derivative (Inefective
Derivatives in	(Loss) Recognized in	(Loss) reclassified	from Accumulated	Portion and Amount
SFAS 133 - Cash	OCI on Derivative	from Accumulated	OCI into Income	Excluded from
Flow Hedging	(Effective Portion)	OCI into Income	(Effective Portion)	Effectiveness Testing)

Relationship	June 30, 2008	(Effective portion)	June 30, 2008	June 30, 2008

Foreign exchange
contracts	8	Financial Expenses	(12)	-

	8		(12)	-

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

(d) Tabular presentation of the location and amounts of derivative fair values (Continued)

		Amount of Gain or
		(Loss) Recognized in
Derivatives Not Designated		Income on Derivative

as Hedging Instruments	Location of Gain or (Loss)
under SFAS 133	Recognized in Income on Derivative	June 30, 2009

Foreign Exchange contracts	Financial income/expenses net	(39)
Commodity contracts	Financial income/expenses net	(161)

Total		(200)

		Amount of Gain or
		(Loss) Recognized in
Derivatives Not Designated		Income on Derivative

as Hedging Instruments under	Location of Gain or (Loss) Recognized
SFAS 133	in Income on Derivative	June 30, 2008

Foreign Exchange contracts	Financial income/expenses net	-
Commodity contracts	Financial income/expenses net	(16)

Total		(16)

4. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively, for the six-month periods ended June 30, 2009 and 2008.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

4. Income Taxes (Continued)

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income tax expense recorded in these consolidated statements of income.

	Six-month periods
	ended June 30,

	2009	2008

Income before income taxes and noncontrolling interest
Brazil	9,626	15,073
International	620	495

	10,246	15,568

Tax expense at statutory rates - (34%)	(3,484)	(5,293)

Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(80)	(122)
Tax benefits on interests on shareholders’ equity	459	-
Foreign income subject to different tax rates	327	94
Tax incentive (1)	71	292
Other	209	264

Income tax expense per consolidated statement of income	(2,498)	(4,765)

(1) On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras' right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015. During the six-month period ended June 30, 2009, Petrobras recognized a tax benefit in the amount of US$71 (US$292 on June 30, 2008) primarily related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities and these have been accounted for under the flow through method.

4. Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax benefit (expense) attributable to income from continuing operations:

	Six-month periods
	ended June 30,

	2009	2008

Income tax expense per consolidated statement of
income:
Brazil
Current	(2,392)	(3,892)
Deferred	189	(704)

	(2,203)	(4,596)

International
Current	(397)	(193)
Deferred	102	24

	(295)	(169)

	(2,498)	(4,765)

4. Income Taxes (Continued)

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	June 30,	December 31,
	2009	2008

Current assets	534	505
Valuation allowance	-	(5)
Current liabilities	(4)	(8)

Net current deferred tax assets	530	492

Non-current assets
Employees’ postretirement benefits, net of Accumulated postretirement
benefit reserves adjustments	119	116
Tax loss carryforwards	1,939	1,944
Other temporary differences, not significant individually	560	742
Valuation allowance	(1,588)	(1,609)

	1,030	1,193

Non-current liabilities
Capitalized exploration and development costs	(7,051)	(5,251)
Property, plant and equipment	(1,661)	(1,197)
Exchange variation	(38)	(1,226)
Other temporary differences, not significant individually	(416)	(476)

	(9,166)	(8,150)

Net non-current deferred tax liabilities	(8,136)	(6,957)

Non-current deferred tax assets	122	123

Non-current deferred tax liabilities	(8,258)	(7,080)

Net deferred tax liabilities	(7,606)	(6,465)

4. Income Taxes (Continued)

The Company and its subsidiaries file income tax returns in Brazil and in many foreign jurisdictions. These tax returns are open to examination by the respective tax authorities in accordance with each local legislation.

As of and for the six-month period ended June 30, 2009, the Company did not have any material unrecognized tax benefits. Additionally, the Company does not expect that the amount of the unrecognized tax benefits will change significantly within the next twelve months.

5. Cash and Cash Equivalents

	June 30,	December 31,
	2009	2008

Cash	1,230	1,075
Investments - Brazilian Reais (1)	1,973	2,813
Investments - U.S. dollars (2)	1,667	2,611

	4,870	6,499

(1)	Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

(2)	Comprised primarily by Time Deposit and securities with fixed income.

6. Marketable Securities

	June 30,	December 31,
	2009	2008

Marketable securities classification:
Available-for-sale	2,178	1,608
Trading	11	57
Held-to-maturity	213	197

	2,402	1,862

Less: Current portion of marketable securities	(105)	(124)

Long-term portion of marketable securities	2,297	1,738

Available-for-sale securities are presented as “Non-current assets”, as they are not expected to be sold or liquidated within the next twelve months. As of June 30, 2009, Petrobras had a balance of US$1,824 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with SFAS 115. On October 23, 2008, the B Series National Treasury Notes were used as a guarantee after the confirmation of the agreements into with Petros, Petrobras’ pension plan (see Note 14 (b)). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The maturities of these notes are 2024 and 2035 and they bear interest coupon of 6% p.a., which is paid semi-annually. At June 30, 2009, the balances of the National Treasury Notes - Series B (NTN-B) are updated in accordance with their market value, based on the average prices disclosed by the National Association of Open Market Institutions (ANDIMA).

7. Inventories

	June 30,	December 31,
	2009	2008

Products
Oil products	2,703	2,770
Fuel alcohol	306	256

	3,009	3,026

Raw materials, mainly crude oil	4,196	3,301
Materials and supplies	1,870	1,578
Other	113	134

	9,188	8,039

Current inventories	9,152	7,990

Long-term inventories	36	49

Inventories are stated at the lower of cost or market. Due to the recently declines in the oil international market prices, the Company recognized a loss of US$205 for the six-month period ended June 30, 2009, which was classified as other operating expenses in the consolidated statement of income. The Company adopted the realizable value for inventory impairment purposes.

8. Recoverable Taxes

Recoverable taxes consisted of the following:

	June 30,	December 31,
	2009	2008

Local:
Domestic value-added tax (ICMS) (1)	2,644	1,924
PASEP/COFINS (2)	3,349	2,622
Income tax and social contribution	1,735	1,176
Foreign value-added tax (IVA)	67	113
Other recoverable taxes	353	541

	8,148	6,376

Less: Long-term recoverable taxes	(4,132)	(3,095)

Current recoverable taxes	4,016	3,281

(1)	Domestic value-added sales tax (ICMS) is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2)	Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.

The income tax and social contribution recoverable will be offset against future income tax payable.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

9. Petroleum and Alcohol Account - Receivable from Federal Government

The following summarizes the changes in the Petroleum and Alcohol account for the six-month period ended June 30, 2009:

Six-month period ended June 30, 2009

Opening balance	346
Financial income	3
Translation gain	69

Ending balance	418

In order to conclude the settlement of accounts with the Federal Goverment, pursuant to Provisional Measure nº 2,181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining disputes between the parties.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

10. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	June 30,	December 31,
	2009	2008

Imports - oil and
equipment	177	479
Working capital	2,005	1,920

	2,182	2,399

The weighted average annual interest rates on outstanding short-term borrowings were 4.45% and 4.72% at June 30, 2009 and December 31, 2008, respectively.

10. Financings (Continued)

b) Long-term debt

  Composition

	June 30,	December 31,
	2009	2008

Foreign currency
Notes	7,334	5,716
Financial institutions	10,068	5,938
Sale of future receivables	515	549
Suppliers’ credits	76	80
Assets related to export program to be offset against sales of future receivables	(150)	(150)

	17,843	12,133

Local currency
National Economic and Social Development
Bank - BNDES (state-owned company)	867	831
Debentures:
BNDES (state-owned company)	206	186
Other Banks	1,397	1,182
Export Credit Notes	2,574	1,655
Bank Credit Certificate	1,848	1,543
Other	91	32

	6,983	5,429

Total	24,826	17,562
Current portion of long-term debt	(1,809)	(1,531)

	23,017	16,031

10. Financings (Continued)

b) Long-term debt (Continued)

  Composition of foreign currency denominated debt by currency

	June 30,	December
	2009	31, 2008

Currency
United States dollars	17,075	11,388
Japanese Yen	655	630
Euro	65	69
Other	48	46

	17,843	12,133

  Maturities of the principal of long-term debt

The long-term portion at June 30, 2009 becomes due in the following years:

2010	2,186
2011	9,645
2012	1,913
2013	1,467
2014	1,140
2015 and thereafter	6,666

23,017

10. Financings (Continued)

b) Long-term debt (Continued)

The composition of annual interest rates on long-term debt are as follows:

	June 30,	December 31,
	2009	2008

Foreign currency
6% or less	11,424	7,721
Over 6% to 8%	4,199	2,175
Over 8% to 10%	1,408	2,178
Over 10% to 12%	796	42
Over 12% to 15%	16	17

	17,843	12,133

Local currency
6% or less	335	786
Over 6% to 8%	358	563
Over 8% to 10%	501	201
Over 10% to 12%	5,789	3,848
Over 12% to 15%	-	31

	6,983	5,429

	24,826	17,562

10. Financings (Continued)

b) Long-term debt (Continued)

Structured finance of exports

Petrobras and Petrobras Finance Ltd. - PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity not related to Petrobras, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from Petrobras.

As at June 30, 2009, the balance of export prepayments amounted to US$298 in non-current liabilities (US$348 as of December 31, 2008) and US$69 in current liabilities (US$75 as of December 31, 2008).

Global Notes - PifCo

  On February 11, 2009, Petrobras International Finance Company - PifCo, a wholly owned subsidiary of Petrobras, completed the issue of US$1,500 Global Notes on the international capitals market, with maturity on March 15, 2019, an interest rate of 7.875% p.a. and half-yearly payment of interest as from September 1, 2009. The funds raised are being used for general corporate purposes, including financing the Petrobras Business Plan 2009-2013.

  This financing had issuing costs estimated at US$6, a premium of US$26 and an effective tax rate of 8.187% p.a. Global Notes constitute unsecured and unsubordinated obligations for PifCo and have the complete, unconditional guarantee of Petrobras.

10. Financings (Continued)

b) Long-term debt (Continued)

Lines of Credit for PifCo

From March 24 to June 5, 2009, the Petrobras International Finance Company (PifCo) raised funds in the total amount of US$4,500 from lines of credit with Citibank Santander, HSBC Bank, Société General and JP Morgan Chase Bank, with maturity in 2011. These lines are subject to interest at Libor plus market spread. PifCo used these funds to finance its operations for exporting/importing of oil and oil products.

Approval of Financing by the Export-Import Bank of the United States

On April 29, 2009 the Export-Import Bank of the United Stated (U.S. Ex-Im Bank) approved a line of financing for Petrobras in the amount of US$2,000.

The amount financed can be drawn in different stages during the next two years, in accordance with the importing of goods and services, with a maximum term of payment of 10 years for each drawdown.

Credit facility agreement to finance exports

On March 06, 2009, Petrobras contracted a credit facility of US$256, with the Banco do Brasil. The transaction was ensured by an Export Credit Note, the sole purpose of which is to increase Petrobras’ exports of oil and oil products and was negotiated with the following terms:

• Term: February 24, 2011, with interest payable every 6 months, beginning on September 24, 2009, and settlement of the principal at the end of the term;

• Interest rate: 113% of average rate of the CDI (1) + Flat Fee of 0.85%;

• Clause providing for early repayment as from 180 days of the withdrawal;

• Exemption of IOF tax on presentation of proof of the export operations; and

• Waiver of guarantees.

(1) CDI rate is the average rate for interbank deposits made during the day in Brazil.

10. Financings (Continued)

b) Long-term debt (Continued)

On April 20, 2009, Petrobras took out financing of US$256 and US$102 from Banco do Brasil. The operation was made feasible through the issue of Export Credit Notes (NCE), the exclusive purpose of which was to increase Petrobras' exports of oil and oil products. This transaction was negotiated with the following conditions:

• Term: Maturity of the principal on April 7, 2011 and maturity of the payments of the financial charges half-yearly as from November 7, 2009;

• Interest rate: 113% of average rate of CDI + Flat Fee of 0.85%;

• Prepayment clause as of 180 days of the drawdown;

• Exemption of Tax on Financial Operations IOF (Tax on Financial Operations) upon proof of the export transactions; and

• Waiver of the guarantees.

Line of Credit for REFAP

REFAP used short-term lines known as FINIMP to finance imports of crude oil. In the first half of 2009, a number of operations of up to 180 days were carried out in various financial institutions abroad in the amount of US$598, for which the effective average funding rate (LIBOR + spread) was 6.7% p.a.

10. Financings (Continued)

b) Long-term debt (Continued)

Raising of funds for the international segment

In the period from January to June 2009, the subsidiaries of Petrobras abroad raised funds in the amount equivalent to US$2,247, basically to finance working capital and projects associated with the activities of exploration and production of oil and gas.

The most significant funds were raised by the following companies, indirect subsidiaries of Petrobras:

Refinaria Nansei Sekiyu K.K. It raised funding in the total amount of US$1,579, US$106 in long-term through Development Bank Japan, with average maturity of 365 days, at an average rate of 0.1% p.a.; and US$1,473 in short-term through Mizuo Bank Corp, Sumitomo Mitsui Bank Corp, MTBUFJ, Ryukyu and JOGMEC, at rates of Libor + 2% p.a. and expenses from 0.66% to 2.66% p.a., basically to finance the company’s working capital.

Petrobras Energia S.A. - It raised short-term funding in the amount of US$297, through Banco HSBC, Itaú, BBVA, Banco Rio, Banco Ciudad, ABN Amro Bank, Banco do Brasil and Banco Santander, mainly through advances on export contracts (ACC) and exchange contracts (ACE), aiming at maintaining the company’s working capital and replacing inventories. The operations have final maturity in 2010 and an average interest rate between 6% p.a. and 8% p.a. in United States Dollars, and from 20% to 28% p.a. in Argentine Pesos.

11. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation, allocated to income for the six-month periods ended June 30, 2009 and 2008 are as follows:

	Six-month periods
	ended June 30,

	2009	2008

Financial expenses
Loans and financings	(856)	(559)
Project financings	(159)	(318)
Leasing	(15)	(26)
Losses on derivative instruments	(330)	(131)
Repurchased securities losses	(16)	(18)
Other	(114)	(247)

	(1,490)	(1,299)
Capitalized interest	1,008	845

	(482)	(454)

Financial income
Investments	285	191
Marketable securities	221	360
Gains on derivative instruments	130	115
Clients	50	77
Other	136	215

	822	958

Monetary and exchange variation	(900)	(695)

	(560)	(191)

12. Project Financings - (Variable Interest Entities - “VIE's”)

The Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The VIE's associated with the project finance projects are consolidated based on FIN 46(R).

The Company’s is the primary beneficiary of the VIE’s due to the finance lease arrangements. The VIE’s are the lessors and the Company is the lessee. At the conclusion of the leased term, the Company will have the option to purchase the leased assets or all the common stock from the VIE’s. All risks associated with the use and development of the leased assets relie on the Company. The Company’s payments funds the VIE’s thirty party debt and return on equity payments. The Company’s variable interest in these VIE’s, the financial lease arrangement, will absorb the majority of expected losses and receive a majority of the expected residual returns.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

12. Project Financings - (Variable Interest Entities - “VIE's”) (Continued)

The following summarizes the liabilities related to the projects that were in progress at June 30, 2009 and December 31, 2008:

	June 30,	December 31,
	2009	2008

Transportadora Gasene	1,999	1,640
Transportadora Urucu-Manaus (1)	1,403	1,073
CDMPI – PDET On Shore	882	904
PDET Offshore	828	887
Charter Development - CDC (2)	773	765
Companhia Locadora de Equipamentos Petrolíferos - CLEP (3)	705	751
Cabiúnas	491	524
Barracuda/Caratinga	401	602
Other	333	398
Repurchased securities (3)	(695)	(749)

	7,120	6,795

Current portion of Project financings	(1,828)	(1,780)

Long-term portion of Project financings	5,292	5,015

(1)	Codajás consolidates Transportadora Urucu - Manaus S.A. which is responsible for the Amazonia Project.

(2)	Charter Development - CDC is responsible for Marlim Leste (P-53 project).

(3)	As of June 30, 2009 and December 31, 2008, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the SPEs that the Company consolidates according to FIN 46(R), in the total amount of US$695 and US$749, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of project financings.

12. Project Financings - (Variable Interest Entities - “VIE's”) (Continued)

The Company has received certain advances amounting to US$321 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At June 30, 2009, the long-term portion of project financings becomes due in the following years:

2010	579
2011	731
2012	470
2013	470
2014	546
2015 and thereafter	2,496

5,292

a) Financing for Project Amazônia

In 2008, Transportadora Urucu Manaus S/A (TUM) raised from the National Bank for Economic and Social Development (BNDES) the amount of US$527 referring to the long term line of credit contracted on December 6, 2007, in the amount of US$1,276, with the intervention of Codajás Coari Participações Ltda. (Codajás).

The purpose of the raising of these funds was the construction by TUM of a gas pipeline of approximately 383 km for natural gas transportation, linking Coari to Manaus, as well as distribution lines to seven municipalities located along the pipeline, as well as other assets related to it, and a pipeline of, approximately, 279 km for liquid petroleum gas transportation (LPG), linking the Arara industrial park, in Urucu, to the Solimões Terminal, in Coari, and assets related to it, which are all in the State of Amazonas.

Part of the funds of US$664 released in December 2007, was used for payment on December 17, 2007, of the bridge loan of US$410 until then granted to TUM by the same bank.

12. Project Financings - (Variable Interest Entities - “VIE's”) (Continued)

a) Financing for Project Amazônia (Continued)

This loan was negotiated with the following conditions:

• Term: Maturity of the principal and payment of the financial charges in 48 quarterly installments (12 years);

• Grace period for the principal and interest: until August 15, 2010;

• Effective interest rate: TJLP + 1.96% p.a., with the establishment of guarantees at least 60 days before the termination of the grace period; and

• Transaction costs and premiums: 0.2% due on the amount of the loan, as a fee for studies and structuring.

In January 2009, US$31 was released and US$26 was released in February 2009. From the contracted line of credit, there is still US$29 to be released by BNDES, through proof of the investments made in the Project.

b) Financing for the Gasene Project

b.1) Financing through BNDES foreign funds

During fiscal year 2008 and until the second quarter of 2009, Transportadora Gasene raised from the National Bank for Economic and Social Development (BNDES) the following amounts referring to the long-term credit lines contracted on December 27, 2007: (i) the amount of US$750 from the financing contract through onlending of foreign funds of BNDES (from the China Development Bank), and (ii) the amount of US$478 from the financing contract through funds of BNDES, itself, related to sub-loan A for GASCAV, and the amount of US$720 related to sub-loan B for GASCAC.

On February 26, 2008, the bridge loans taken out from BNDES, in the amount of US$1,039, were fully paid off with the bank considering the first receipt from the lines of credit.

12. Project Financings - (Variable Interest Entities - “VIE's”) (Continued)

b) Financing for the Gasene Project (Continued)

b.1) Financing through BNDES foreign funds (Continued)

The purpose for raising these funds is the construction of the Cabiúnas-Vitória pipeline for natural gas transportation, which is approximately 300 km long and links Cabiúnas, in the municipality of Macaé, in the state of Rio de Janeiro, to the municipality of Vitória, in the state of Espirito Santo, and other related assets (“GASCAV”), as well as the Cacimbas-Catu pipeline for natural gas transportation, which is approximately 940 km long and links Cacimbas, in the state of Espírito Santo, to Catu, in the state of Bahia, and related assets (“GASCAC”), both of which are integral parts of Projeto Gasoduto Sudeste- Nordeste (the GASENE project).

These lines of credit were negotiated with the following conditions:

• Amount of the contract: US$750;

• Term: Maturity of the principal and payment of the financial charges on December 20, 2022;

• Effective interest rate: 3.20% p.a.+ exchange rate; and

• Transaction costs and premiums: 0.2% due on the value of the loan, as a fee for studies and structuring, totaling US$1.5, + an up front fee of 5.0% of US$750, totaling US$37.5, + a commitment fee of 0.3% p.a., totaling US$0.885.

12. Project Financings - (Variable Interest Entities - “VIE's”) (Continued)

b) Financing for the Gasene Project (Continued)

b.2) Financing through BNDES own funds

• Amount of the contract: US$1,621, of which US$487 refers to sub-loan ‘’A’’ for GASCAV, and US$1,135 refers to sub-loan ‘’B’’ for GASCAC;

• Term: (i) Sub-loan ‘’A’’ – Maturity of the principal and payments of the financial charges on October 15, 2020, and (ii) sub-loan ‘’B’’ – Maturity of the principal and payment of the financial charges in 48 quarterly payments (12 years) after the start-up of Gascac operation;

• Effective interest rate: TJLP + 1.96% p.a., with the establishment of guarantees at least 60 days before the termination of the grace period;

• Transaction costs and premiums: 0.2% due on the amount of the loan, as a fee for studies and structuring, in the amount of US$3.

From the contracted line of credit there is still US$9 to be released by BNDES referring to sub-loan ‘’A’’, and US$415 referring to sub loan “B”, through proof of the investments made in the Project.

13. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. As of June 30, 2009, assets under capital leases had a net book value of US$692 (US$679 at December 31, 2008).

The following is a schedule by year of the future minimum lease payments as of June 30, 2009:

2009	168
2010	231
2011	101
2012	32
2013	7
2014	7
2015 and thereafter	16

Estimated future lease payments	562

Less amount representing interest at 6.2% to 12.0% annual	(51)

Present value of minimum lease payments	511

Less current portion of capital lease obligations	(249)

Long-term portion of capital lease obligations	262

14. Employees’ Postretirement Benefits and Other Benefits

a) Employees’ postretirement benefits balances

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. During 2009, the Company made contributions of US$220 to pension and health care plans (US$527 in 2008).

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of

	June 30, 2009			December 31, 2008

		Health			Health
	Pension	Care		Pension	Care
	Benefits	Benefits	Total	benefits	Benefits	Total

Current liabilities
Defined-benefit plan	249	269	518	176	224	400
Variable Contribution plan	45	-	45	92	-	92

Employees’ postretirement projected
benefits obligation	294	269	563	268	224	492

Long-term liabilities
Defined-benefit plan	2,190	5,038	7,228	1,786	4,001	5,787

Employees’ postretirement projected
benefits obligation	2,484	5,307	7,791	2,054	4,225	6,279

Shareholders’ equity - Accumulated other
comprehensive income
Defined-benefit plan	372	(485)	(113)	253	(404)	(151)
Variable Contribution plan	45	-	45	95	-	95
Tax effect	(141)	165	24	(118)	137	19

Net balance recorded in shareholders’
equity	276	(320)	(44)	230	(267)	(37)

14. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Funded status of the plans

Net periodic benefit cost includes the following components:

	As of June 30,

	2009			2008

	Pension Plans			Pension Plans

			Health			Health
	Defined-	Variable	Care	Defined-	Variable	Care
	Benefits	Contribution	Benefits	Benefits	Contribution	Benefits

Service cost-benefits earned during the period	92	23	31	132	48	58
Interest cost on projected benefit obligation	1,009	8	268	1,220	11	362
Expected return on plan assets	(851)	(4)	-	(999)	(10)	-
Amortization of net actuarial loss	-	-	-	1	-	31
Amortization of prior service cost	22	3	1	30	5	1

	272	30	300	384	54	452

Employees’ contributions	(104)	(10)	-	(107)	(32)	-

Net periodic benefit cost	168	20	300	277	22	452

b.1) Defined benefits plan

Petrobras and its subsidiaries sponsoring the Petros plan, trade unions and Petros executed a Financial Commitment Agreement on October 23, 2008, after legal homologation on August 25, 2008, to cover commitments with pension plans, which will be paid in semi-annually installments with interest of 6% p.a. on the debtor balance updated by the IPCA, for the next 20 years, as previously agreed during the renegotiation. At June 30, 2009, the balance of the obligation of Petrobras and subsidiaries referring to the Financial Commitment Agreement was US$1,879, of which US$13 matures in 2009.

14. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Funded status of the plans (Continued)

b.1) Defined benefits plan (Continued)

The Company’s obligation, through the Financial Commitment Agreement, presents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment of the plan's regulations, in relation to the benefits, and in the closing of existing litigations.

At June 30, 2009, Petrobras had long-term National Treasury Notes in the amount of US$1,824 (US$1,608 at December 31, 2008), acquired to balance liabilities with Petros, which will be held in the Company's portfolio and used as a guarantee for the Financial Commitment Agreement.

As from July 01, 2007, the Company implemented the new supplementary pension plan, a Variable Contribution (CV) or mixed plan, called Petros Plan 2, for employees with no supplementary pension plan.

b.2) Variable contribution plan

A portion of this plan with defined benefits characteristics refers to the risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. In the six-month period ended June 30, 2009, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was US$44.

Petrobras an the other sponsors fully assumed the contributions corresponding to the period in which the participants had no plan. This past service shall consider the period as from August 2002, or from the date of hiring, until August 29, 2007. The plan will continue to admit new subscribers after this date but no longer including any payment for the period relating to past service.

14. Employees’ Postretirement Benefits and Other Benefits (Continued)

b) Funded status of the plans (Continued)

b.2) Variable contribution plan (Continued)

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the participant had no plan and, therefore, should cover the part related to the participants and the sponsors.

15. Shareholders’ Equity

a) Capital

The Company’s subscribed and fully paid-in capital at June 30, 2009 and at December 31, 2008 consisted of 5,073,347,344 common shares and 3,700,729,396 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The Extraordinary General Meeting held on March 24, 2008, decided to effect a split of each Company’s share into two, resulting: (a) in a free distribution of 1 (one) new share of the same type for each original share and based on the shareholding structure at April 25, 2008; (b) in a free distribution of 1 (one) new American Depository Shares (ADS) of the same type for each original ADS and based on the shareholding structure at April 25, 2008. At the same date, an amendment to article 4 of the Company’s by-laws to cause capital be divided into 8,774,076,740 shares, of which 5,073,347,344 are common shares and 3,700,729,396 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from April 25, 2008. The relation between the ADS and shares of each class remains of 2 (two) shares for one ADS.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

15. Shareholders’ Equity (Continued)

a) Capital (Continued)

The Extraordinary General Meeting, held together with the Ordinary General Meeting on April 4, 2008, approved the increase of the Company’s capital from US$20,816 (R$52,644 million) to US$36,194 (R$78,967 million), through the capitalization of part of retained earnings recorded during previous years amounting to US$14,782 (R$25,302 million) and part of the capital reserves, amounting to US$596 (R$1,020 million), consisting of US$99 (R$169 million) of the Merchant Navy AFRMM subsidy reserve and US$497 (R$851 million) from the tax incentives reserve, and without issuing any new shares, in accordance with article 169, paragraph 1 of Law Nº 6.404/76.

b) Dividends and interest on shareholders’ equity related to 2008 results

On April 08, 2009, the Ordinary General Meeting approved dividends referring to the year ended December 31, 2008, in the amount of US$4,242, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on shareholders’ equity, already approved by the Board of Directors, in the amount of US$3,004. Interest on shareholders’ equity is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders. The dividends were monetarily restated in accordance with the SELIC rate variation as from December 31, 2008 to the initial date of payment.

Dividends and interest on shareholders’ equity are being distributed as follows:

• On April 29, 2009, amounting to US$1,527 (R$3,334 million), which was made available to shareholders based on the shareholding position of December 26, 2008, monetarily restated in accordance with the SELIC rate variation as from December 31, 2008;

• On June 24, 2009, amounting to US$1,690 (R$3,334 million), which was made available to shareholders based on the shareholding position of December 26, 2008, monetarily restated in accordance with the SELIC rate variation as from December 31, 2008;

• The remaining balance of dividends relating to the financial year of 2008, was made available to shareholders on August 14, 2009

15. Shareholders’ Equity (Continued)

c) Dividends and interest on shareholders’ equity related to 2009 results

On June 24, 2009, the Company’s Board of Directors approved the early distribution of remuneration to shareholders under the form of interest on shareholders’ equity in the amount of US$1,349, as established in article 9 of Law 9.249/95 and Decrees 2.673/98 and 3.381/00.

The amount to be distributed to the shareholders will be made available not later than December 31, 2009, based on the share position of July 3, 2009.

The interest on shareholders’ equity, restated by the SELIC rate since the date of effective payment until the closing of the respective fiscal year, should be discounted from the remuneration that will be distributed at the closing of fiscal year 2009.

Interest on shareholders’ equity is subject to the levy of 15% (fifteen percent) income tax, except for shareholders that are declared immune or exempt.

Basic and diluted earnings per share amounts have been calculated as follows:

	Six-month periods
	ended June 30,

	2009	2008

Net income for the period attributable to Petrobras	6,627	10,716
Less priority preferred share dividends	(972)	(1,031)
Less common shares dividends, up to the priority preferred shares
dividends on a per-share basis	(1,332)	(1,413)

Remaining net income to be equally allocated to common and preferred
shares	4,323	8,272

Weighted average number of shares outstanding:
Common	5,073,347,344	5,073,347,344
Preferred	3,700,729,396	3,700,729,396

Basic and diluted earnings per:
Common and preferred share	0.76	1.22
Common and preferred ADS	1.52	2.44

16. Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily predictable.

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable.

At June 30, 2009 and December 31, 2008, the respective amounts accrued by type of claims are as follows:

	June 30,	December
	2009	31, 2008

Labor claims	60	50
Tax claims	97	81
Civil claims	244	220
Commercials claims and other contingencies	40	28

Total	441	379

Current contingencies	(28)	(23)

Long-term contingencies	413	356

16. Commitments and Contingencies (Continued)

a) Litigation (Continued)

As of June 30, 2009 and December 31, 2008, in accordance with Brazilian law, the Company had paid US$939 and US$798, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

b) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

17. Fair value Measurements

The Company’s debt including project financing obligations, resulting from FIN 46(R) consolidation amounted to US$28,309 at June 30, 2009, and US$21,046 at December 31, 2008, and had estimated fair values of US$27,737 and US$20,032, respectively.

The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis, at June 30, 2009, was:

	As of June 30, 2009

	Level 1	Level 2	Level 3	Total

Assets
Marketable securities	2,189	-	-	2,189
Foreign exchange derivatives (Note 3)	-	50	-	50
Commodity derivatives (Note 3)	49	-	-	49

Total assets	2,238	50	-	2,288

Liabilities
Commodity derivatives (Note 3)	(59)	-	-	(59)
Foreign exchange derivatives (Note 3)	-	(17)	-	(17)

Total liabilities	(59)	(17)	-	(76)

18. Segment Information

The following presents the Company’s assets by segment:

	As of June 30, 2009

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,878	12,666	2,213	2,783	2,872	9,650	(4,378)	28,684

Cash and cash equivalents	-	-	-	-	-	4,870	-	4,870
Other current assets	2,878	12,666	2,213	2,783	2,872	4,780	(4,378)	23,814

Investments in non-consolidated companies and other investments	255	1,595	563	1,330	197	91	-	4,031

Property, plant and equipment, net	59,587	22,287	14,945	9,477	1,981	1,825	(26)	110,076

Non-current assets	3,724	1,427	1,562	1,440	401	7,195	(1,097)	14,652

Total assets	66,444	37,975	19,283	15,030	5,451	18,761	(5,501)	157,443

18. Segment Information (Continued)

	As of June 30, 2009

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	996	1,371	194	274	298	(350)	2,783

Investments in non-consolidated companies and other investments	871	34	232	38	155	-	1,330

Property, plant and equipment, net	7,988	1,150	250	268	130	(309)	9,477

Non-current assets	1,008	232	51	50	1,935	(1,836)	1,440

Total assets	10,863	2,787	727	630	2,518	(2,495)	15,030

18. Segment Information (Continued)

	As of December 31, 2008

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,662	9,647	2,466	2,327	2,646	10,387	(3,377)	26,758

Cash and cash equivalents	-	-	-	-	-	6,499	-	6,499
Other current assets	2,662	9,647	2,466	2,327	2,646	3,888	(3,377)	20,259

Investments in non-consolidated companies and other investments	171	1,168	474	1,142	166	77	-	3,198

Property, plant and equipment, net	45,836	15,806	10,719	9,341	1,621	1,418	(22)	84,719

Non-current assets	2,657	900	1,334	629	342	5,701	(543)	11,020

Total assets	51,326	27,521	14,993	13,439	4,775	17,583	(3,942)	125,695

18. Segment Information (Continued)

	As of December 31, 2008

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	817	1,275	243	141	238	(387)	2,327

Investments in non-consolidated companies and other investments	857	35	264	-	(14)	-	1,142

Property, plant and equipment, net	7,892	1,218	232	162	109	(272)	9,341

Non-current assets	708	64	68	51	1,472	(1,734)	629

Total assets	10,274	2,592	807	354	1,805	(2,393)	13,439

18. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Six-month period ended June 30, 2009

	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	316	21,423	2,267	3,494	12,294	-	-	39,794
Inter-segment net operating revenues	14,712	10.956	475	501	333	-	(26,977)	-

Net operating revenues	15,028	32,379	2,742	3,995	12,627	-	(26,977)	39,794

Cost of sales	(6,887)	(23,829)	(2,076)	(2,992)	(11,572)	-	26,474	(20,882)

Depreciation, depletion and amortization	(1,805)	(488)	(126)	(299)	(81)	(92)	-	(2,891)
Exploration, including exploratory dry holes	(681)	-	-	(117)	-	-	-	(798)
Selling, general and administrative expenses	(157)	(1,077)	(171)	(343)	(610)	(809)	42	(3,125)
Research and development expenses	(126)	(73)	(7)	(1)	(3)	(112)	-	(322)
Employee benefit expense	-	-	-	-	-	(324)	-	(324)
Other operating expenses	70	(310)	(129)	(71)	26	(250)	28	(636)

Costs and expenses	(9,586)	(25,777)	(2,509)	(3,823)	(12,240)	(1,587)	26,544	(28,978)

Operating income (loss)	5,442	6,602	233	172	387	(1,587)	(433)	10,816

Equity in results of non-consolidated companies	(1)	148	46	21	-	1	-	215
Financial income (expenses), net	-	-	-	-	-	(560)	-	(560)
Other taxes	(39)	(21)	(5)	(36)	(8)	(39)	-	(148)
Other expenses, net	(26)	120	(7)	(156)	2	(10)	-	(77)

Income (Loss) before income taxes	5,376	6,849	267	1	381	(2,195)	(433)	10,246

Income tax benefits (expense)	(1,828)	(2,280)	(75)	(295)	(129)	1,961	148	(2,498)

Net income (loss) for the period	3,548	4,569	192	(294)	252	(234)	(285)	7,748

Less: Net income (loss) attributable to the noncontrolling interest	49	(46)	42	(50)	-	(1,116)	-	(1,121)

Net income (loss) attributable to Petrobras	3,597	4,523	234	(344)	252	(1,350)	(285)	6,627

18. Segment Information (Continued)

	Six-month period ended June 30, 2009

	International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	386	1,897	171	1,038	2	-	3,494
Inter-segment net operating revenues	728	625	27	23	-	(902)	501

Net operating revenues	1,114	2,522	198	1,061	2	(902)	3,995

Cost of sales	(416)	(2,374)	(150)	(970)	(2)	920	(2,992)
Depreciation, depletion and amortization	(228)	(43)	(7)	(10)	(11)	-	(299)
Exploration, including exploratory dry holes	(117)	-	-	-	-	-	(117)
Selling, general and administrative expenses	(80)	(71)	(9)	(61)	(122)	-	(343)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(5)	(83)	(3)	5	7	8	(71)

Costs and expenses	(846)	(2,571)	(169)	(1,036)	(129)	928	(3,823)

Operating income (loss)	268	(49)	29	25	(127)	26	172

Equity in results of non-consolidated companies	15	3	3	4	(4)	-	21
Other taxes	(5)	(2)	-	(1)	(28)	-	(36)
Other expenses, net	(7)	(148)	-	-	(1)	-	(156)

Income (Loss) before income taxes	271	(196)	32	28	(160)	26	1

Income tax benefits (expense)	(80)	61	-	(3)	(273)	-	(295)

Net income (loss) for the period	191	(135)	32	25	(433)	26	(294)

Less: Net income (loss) attributable to the noncontrolling interest	(25)	9	-	-	(34)	-	(50)

Net income (loss) attributable to Petrobras	166	(126)	32	25	(467)	26	(344)

18. Segment Information (Continued)

	Six-month period ended June 30, 2008

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	459	35,989	3,674	4,646	15,069	-	-	59,837
Inter-segment net operating revenues	31,882	13,097	497	493	260	-	(46,229)	-

Net operating revenues	32,341	49,086	4,171	5,139	15,329	-	(46,229)	59,837

Cost of sales	(10,494)	(48,066)	(3,450)	(3,955)	(13,999)	-	44,869	(35,095)
Depreciation, depletion and amortization	(1,619)	(645)	(179)	(267)	(107)	(164)	-	(2,981)
Exploration, including exploratory dry holes	(606)	-	-	(137)	-	-	-	(743)
Selling, general and administrative expenses	(215)	(1,200)	(222)	(391)	(698)	(860)	79	(3,507)
Research and development expenses	(232)	(89)	(31)	(1)	(4)	(109)	-	(466)
Employee benefit expense	-	-	-	-	-	(427)	-	(427)
Other operating expenses	1	(150)	(416)	(89)	27	(485)	-	(1,112)

Costs and expenses	(13,165)	(50,150)	(4,298)	(4,840)	(14,781)	(2,045)	44,948	(44,331)

Operating income (loss)	19,176	(1,064)	(127)	299	548	(2,045)	(1,281)	15,506

Equity in results of non-consolidated companies	-	163	61	109	-	1	-	334
Financial income (expenses), net	-	-	-	-	-	(191)	-	(191)
Other taxes	(28)	(30)	(11)	(36)	(8)	(62)	-	(175)
Other expenses, net	9	83	10	(1)	(8)	1	-	94

Income (Loss) before income taxes	19,157	(848)	(67)	371	532	(2,296)	(1,281)	15,568

Income tax benefits (expense)	(6,513)	343	44	(169)	(181)	1,275	436	(4,765)

Net income (loss) for the period	12,644	(505)	(23)	202	351	(1,021)	(845)	10,803

Less: Net income (loss) attributable to the noncontrolling interest	(130)	56	(48)	(55)	-	90	-	(87)

Net income (loss) attributable to Petrobras	12,514	(449)	(71)	147	351	(931)	(845)	10,716

18. Segment Information (Continued)

	Six-month period ended June 30, 2008

				International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	714	2,442	210	1,278	2	-	4,646
Inter-segment net operating revenues	769	744	25	34	-	(1,079)	493

Net operating revenues	1,483	3,186	235	1,312	2	(1,079)	5,139

Cost of sales	(411)	(3,268)	(181)	(1,181)	(2)	1,088	(3,955)
Depreciation, depletion and amortization	(197)	(43)	(8)	(12)	(7)	-	(267)
Exploration, including exploratory dry holes	(137)	-	-	-	-	-	(137)
Selling, general and administrative expenses	(105)	(87)	(16)	(63)	(120)	-	(391)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(117)	13	16	1	(2)	-	(89)

Costs and expenses	(967)	(3,385)	(189)	(1,255)	(132)	1,088	(4,840)

Operation income (loss)	516	(199)	46	57	(130)	9	299

Equity in results of non-consolidated companies	53	(6)	8	-	54	-	109
Other taxes	(5)	-	-	(1)	(30)	-	(36)
Other expenses, net	(2)	-	1	-	-	-	(1)

Income (Loss) before income taxes	562	(205)	55	56	(106)	9	371

Income tax benefits (expense)	(218)	39	(1)	(3)	14	-	(169)

Net income (loss) for the period	344	(166)	54	53	(92)	9	202

Less: Net income (loss) attributable to the noncontrolling interest	(102)	87	(15)	(11)	(14)	-	(55)

Net income (loss) attributable to Petrobras	242	(79)	39	42	(106)	9	147

18. Segment Information (Continued)

Capital expenditures incurred by segment for the six-month periods ended June 30, 2009 and 2008 are as follows:

	Six-month periods ended
		June 30,

	2009	2008

Exploration and Production	6,849	7,055
Supply	3,784	1,574
Gas and Energy	2,058	1,460
International
Exploration and Production	771	1,202
Supply	68	128
Distribution	4	5
Gas and Energy	37	9
Distribution	225	125
Corporate	475	606

	14,271	12,164

19. Acquisitions

a) Ipiranga current developments and restructuring of the petrochemical companies with Braskem

On March 6, 2009, the Board of Directors of Petrobras and BR Distribuidora authorized the transfer of the interests in Alvo and IASA, through a capital increase corresponding to the net equity of these companies.

On April 9, 2009, the Special General Shareholders' Meeting of BR Distribuidora approved the proposed capital increase in the amount of US$308, thus concluding the process for transfer of Alvo and IASA, which became subsidiaries of BR Distribuidora.

19. Acquisitions (Continued)

a) Ipiranga current developments and restructuring of the petrochemical companies with Braskem (Continued)

a.1) Braskem Investment Agreement

On November 30, 2007, an investment agreement was signed between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, by which it was agreed that some petrochemical assets held by Petrobras and Petroquisa would be integrated in Braskem in exchange for a participation interest in Braskem. On May 14, 2008, an addendum to the investment agreement was made dividing the exchange transaction into two stages.

The first stage was completed on May 30, 2008, whereby Petrobras and Petroquisa transferred to Braskem the following participation interests: (i) 37.30% of the voting and total capital of Copesul; (ii) 40% of the voting and total capital of IPQ; (iii) 40% of the voting and total capital of IQ; (iv) 40% of the voting and total capital of Petroquímica Paulínia (PPSA), in exchange for 21.9% of the voting capital and 16,3% of the total capital of Braskem. The exchange transaction was based on the fair value of the participation interest exchanged.

Initiating the implementation of the second stage, on April 7, 2009 Braskem and Petroquímica Triunfo (Triunfo) executed a protocol and justification for merger of Triunfo by Braskem, through which Braskem takes over the net assets of the equity of Triunfo and will also succeed in all its rights and obligations, through issuing Braskem's preferred A class shares to the shareholders of Triunfo.

The merger of Petroquímica Triunfo S.A. (Triunfo) into Braskem, in the terms of the Protocol and Justification for Merger of April 7, 2009, was approved in the Special General Shareholder’ Meeting of Braskem held on April 30 and in the Special General Shareholders’ Meeting of Triunfo held on May 5. This transaction concluded the integration of assets established in the investment agreement between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, executed in November 2007 and approved by CADE in July 2008. With this merger Petroquisa now holds 31.0% of the voting capital and 25.3% of the total capital of Braskem.

19. Acquisitions (Continued)

b) Acquisition of distribution interests in Chile

On April 30, 2009, Petrobras, through its wholly owned subsidiaries Petrobras Venezuela Investments & Services B.V. e Petrobras Participaciones, S.L., located in the Netherlands and Spain, respectively, concluded the process for the acquisition of the distribution and logistics businesses of ExxonMobil in Chile, with the payment of US$400, net of the cash and cash equivalents of the purchased companies.

With this acquisition, Petrobras has guaranteed its participation in the Chilean fuel distribution market with a network of around 230 service stations, present in 11 airports, an interest in six distribution terminals, four of which are its own and two of which are joint ventures, and a 22% interest in the company Sociedad Nacional de Oleodutos and a 33.3% interest in the company Sociedad de Inversiones de Aviación.

c) Purchase option of Marlim Participações

On April 30, 2009, the executive committee of Petrobras approved the exercise of the purchase option by the Company of 100% of the capital of the company Marlim Participações S.A. (Marlimpar). The price for exercising the option was US$0.359 (R$700 - seven hundred Reais), as established in the Option Agreement for the Purchase of Shares of Project Marlim, entered into on June 22, 1999 between Petrobras and the former shareholders of MarlimPar.

Marlimpar holds full control of Companhia Petrolífera Marlim (CPM), a specific purpose entity created for the development of the production of petroleum from the Marlim Field, "Project Marlim". The acquisition of Marlimpar occurred after the full amortization of the investments of each one of the shareholders in Project Marlim, as well as after total fulfillment of all the financial obligations of Marlimpar and CPM.

19. Acquisitions (Continued)

d) Sale option of the Pasadena refinery by Astra

In a decision handed down on April 10, 2009, in the existing arbitration process between Petrobras America Inc - PAI and others and Astra Oil Trading NV - ASTRA and others, the exercise of the put option exercised by ASTRA with respect to PAI of the remaining 49.13% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), was considered valid. The operating, management and financial responsibilities have already been transferred to PAI, based on preliminary decision of October 24, 2008.

According to the decision on April 10, the amount to be paid by PAI for the remaining shareholding interest in the refinery and in the trading company in Pasadena was fixed at US$466. The payment will be made in three installments, the first in the amount of US$296 (originally due on April 27, 2009, according to the decision) and the following two payments in the amount US$85 each, with due dates fixed by the arbitrators for September 2009 and September 2010. ASTRA presented a request for clarification to the arbitration panel on certain points of the decision.

There are also judicial proceedings that are continuing in the progress aimed at defining, amongst other matters, aspects such as the partial confirmation/review of the arbitration report and requests, made by the parties, aimed at receiving reciprocal indemnities (in addition to those decided by the arbitrators) and the return by ASTRA of the books and documents of the companies’ whose shares it sold and which it is withholding incorrectly.

In March 2009, a loss was recognized in the amount of US$147, corresponding to the difference between the fair value of the net assets and the value defined by the arbitration panel.

In April 2009, the Company recorded a charge of US$289 in as Additional Paid in Capital due to the acquisition of the remaining 49.13% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), which relates to the difference between the fair value of the shares acquired and the noncontrolling interest carrying amount at the closing date.

20. Subsequent Events

a) Global Notes of PifCo

On July 9, 2009, Petrobras International Finance Company (PifCo) concluded the offer of US$1,250 for reopening its Global Notes with maturity on March 15, 2019 in the format of a unsubordinated senior debt, with a yield for the investor 1.25% lower than the yield of the original issue made in February 2009.

• Coupon: 7.875% p.a.;

• Yield for the investor: 6.875%;

• Spread for the American Treasury Bond: 332.3 base points;

• Date for payment of interest: March 15 and September 15 of each year, starting on September 15, 2009;

• Ratings: Baa1 (Moody’s); BBB- (S&P); BBB (Fitch);

• Subscribers: Citi, HSBC, J.P. Morgan and Santander; and

• Co-Managers: Banco do Brasil and Société Generale.

The funds raised with this issue will be earmarked to pay part of the two-year bridge loans taken out at the beginning of the year, which will represent the lengthening of the financing in line with what was announced during the disclosure of the 2009-2013 Business Plan.

This financing had issuing costs estimated at US$5, a premium of US$87 and an effective tax rate of 6.933% p.a. Global Notes constitute unsecured, unsubordinated obligations of PifCo and have the complete, unconditional guarantee of Petrobras.

20. Subsequent Events (Continued)

b) Financing from BNDES

On July 30, 2009, Petrobras, jointly with its subsidiaries, Transportadora Associada de Gás S/A (TAG) and Refinaria Abreu e Lima S/A (RNEST), entered into a financing agreement in the amount of US$12,810 (R$25 billion) with the National Bank for Economic and Social Development (BNDES). This transaction was included in the 2009-2013 Business Plan as one of the sources for financing investments estimated at US$174,400 for the period.

The funds will be received as federal government bonds and their purpose is to finance investments related to increasing oil and gas production, amplifying refining capacity and expanding the existing network of gas pipelines in Brazil.

The cost of the financing is in line with that verified on the international capital market for a similar period and the main characteristics of the financing are:

• A term of 19 years and 8 months;

• Half-yearly amortization in September and March, with the first payment in September 2016;

• Payment of half-yearly interest, also in September and March;

• The currency of the agreement is the Real (R$); and

• Indexed to the exchange variance of the US dollar.

c) Lines of Credit for PifCo

• On July 13, 2009, Petrobras International Finance Company (PifCo) used US$500 of a line of credit from Banco Santander with maturity in June 2012. The cost of this line of credit is Libor plus market spread. The proceeds will be used by PifCo to finance the purchase of oil imports to Petrobras.

• On September 01, 2009, PifCo borrowed US$600 under a line of credit with Banco do Brasil S.A. The loan will mature in August 2012 and bear interest at an initial rate of Libor plus a spread reflecting the prevailing rate at the time of incurrence. The proceeds will be used by PifCo to finance oil and oil products exports from Petrobras.

20. Subsequent Events (Continued)

d) Tax contingencies

On July 16, 2009, Companhia Locadora de Equipamentos Petrolíferos (CLEP) received from the Rio de Janeiro Regional Office of the Federal Revenue Department notice of tax assessment in the amount of US$167, referring to questioning with respect to the rate for income tax withheld at source (IRRF) applicable to the issuing of notes abroad. There is the possibility of applying the Brazil – Japan Treaty (Dec. 61.889/67). CLEP is taking appropriate measures for its defense.

e) New exploration and production regulatory model

The President of Brazil submitted to Congress the new proposed legislation for the oil and gas industry on August 31, 2009.  The proposals are based on studies conducted by the Inter-Ministry Commission that was created to study and propose regulatory changes to the oil and gas sector.

The proposed legislation includes, among other things:

  the introduction of production-sharing contracts for oil and gas exploration and production in pre-salt layers and in potentially strategic areas as defined by the National Energy Policy Council (CNPE);

  the creation of a new state-run company that will represent the interests of the Brazilian government in the production-sharing contracts (the new company will not conduct upstream activities or engage in investments);

  the authorization to the Brazilian government to transfer to Petrobras, for a price, the oil and gas exploration and production activities in areas of the pre-salt layer that are not subject to concessions; and

  the authorization for the Brazilian government to subscribe for additional shares of capital stock of Petrobras.

For more information on the proposed legislation, see the Company´s report on Form 6-K furnished to the SEC on August 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.